Exhibit 99.1

CONSENT OF INDEPENDENT VALUATION ADVISOR

We hereby consent to the reference to our name and the description of our role in the valuation process described in the headings “Net Asset Value Calculation and Valuation Guidelines - Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines - Our Current and Historical NAV Calculations” and the reference to our name in the heading “Experts” being included in the prospectus dated October 21, 2024 related to the Registration Statement on Form S-11 (File No. 333-258754) of Cottonwood Communities, Inc. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Altus Group U.S. Inc.
Altus Group U.S. Inc.
October 21, 2024